FOR IMMEDIATE RELEASE

FOR:       Black Mountain Capital Corporation
(TSX Venture Exchange Symbol: BMM.U)
(OTCBB Symbol: BMMUF)

BLACK MOUNTAIN COMPLETES PRIVATE PLACEMENT

VANCOUVER, Canada/August 1, 2007/ -- Black Mountain Capital Corporation (the “Company” or "Black Mountain") is pleased to announce that it has completed its previously announced non-brokered private placement (the “Private Placement”) for 3,800,000 units (each, a “Unit”) for a price of US$0.10 per Unit, which closed on August 1, 2007. Each Unit consists of one common share of the Company and one share purchase warrant (a “Warrant”).  Each Warrant entitles the holder to purchase one common share of the Company at a price of US$0.13 for a term of two years from the date of issue of such Warrant. The Company has raised in aggregate US$380,000 from the sale of the Units. All securities issued with respect to the Private Placement are subject to a hold period that expires four months and a day from the closing date in accordance with the rules and policies of the TSX Venture Exchange and applicable Canadian securities laws and such other further restrictions as may apply under foreign securities laws.

The Company will be using the proceeds of the Private Placement for working capital.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OF ACCURACY OF THIS RELEASE.